November 10, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn:	Anne Nguyen Parker, Esq. and Donald E. Field, Esq.

Re:	Imperial Garden & Resort, Inc.
Registration Statement on Form F-1/A
Submitted On May 23, 2017
File Number: 333-216694

Dear Ms. Parker and Mr. Field:

Please find below our responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated September 29, 2017 (the “Comment Letter 1”) relating to the registration statement amendment on Form F-1/A (the “Amendment No. 2”), which was submitted to the Commission by Imperial Garden & Resort, Inc. (the “Company” or “we”) on September 14, 2017. Also enclosed are the responses to the Staff’s questions stated in the letter of comments dated October 4, 2017 (“Comment Letter 2”) relating to the registration statement amendment on Form F-1/A (the “Amendment No. 3”), which was submitted to the Commission on September 28, 2017.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Registration Statement on Form F-1/Amendment No. 4 (“Amendment No. 4”) to include various changes intended to address your comments.

Comment Letter 1

Prospectus Cover Page

Comment:

1. We note your disclosure that you “plan to apply to list the ordinary shares” on Nasdaq. We note that this disclosure has not been updated since your initial filing. Please advise if the company has applied for listing approval and revise as applicable.

Response:

The Company has applied for listing on Nasdaq and Nasdaq is in the final stage of its review of the Company’s application. The Company has updated the registration statement accordingly.

Comment:

2. Please refer to the sixth paragraph and the “[_]” blank. Please fill in the missing information.

Response:

The blank is filled in with “CST&T Imperial Garden & Resort Escrow Account”. Please see the cover page of Amendment No. 4.

Prospectus Summary, page 2

Our Business, page 2

Comment:

3. We note your disclosure that “[you] have applied for the necessary licenses to start the planned construction. However, [you] anticipate that it may take up to eighteen (18) months from February 2016 to obtain such licenses.” Please revise as this referenced period has lapsed.

Response:

In response to the Staff’s comment, the Company has revised the disclosure in the Prospectus Summary. Please see page 2 of Amendment No. 4.

Summary of Financial Operations, page 5

Comment:

4. Please refer to the second paragraph. Please revise to disclose your current assets and liabilities as of a more recent date without an adjustment for any offering proceeds. As of such date, please also clarify whether you still have a negative working capital position.

Response:

In response to the Staff’s comment, the Company has updated the disclosure regarding the current assets and liabilities. Please see page 5 of Amendment No. 4.

Comment:

5. Please provide an analysis as to whether you are required to file as an exhibit any agreements relating to the August 2017 loan restructuring with Taiwan Cooperative Bank.

Response:

In response to the Staff’s comment, the Company has included the English translation of the Restructuring Agreement with Taiwan Cooperative Bank as Exhibit 10.23 to Amendment No. 4. A copy of such translated agreement is also attached herein as Annex A for your reference.

Comment:

6. We note your statement here and throughout the filing that “[b]ased on the cash flow statement for the year ended December 31, 2016, we estimate that we are using our funds at a rate of approximately $55,000 per month. We anticipate that at such burn rate, our current capital would likely to last half of a month without further funding.” With respect to your reference to “half of a month,” please clarify from which point in time you are referring.

Response:

The Company acknowledges the Staff’s comment and has revised the statement in Amendment No. 4. Please see page 6 of Amendment No. 4.

Risk Factors, page 12

We need the Development Permit, Construction License and Operation License, page 17

Comment:

7. We note your disclosure that “the land reclassification will be completed by the third quarter of 2017.” Please advise if the land reclassification has been completed and revise as applicable.

Response:

The Company has updated and revised the disclosure respecting the land reclassification. Please see pages 17, 22 and 59 of Amendment No. 4.

Accidents or injuries at our golf properties, page 22

Comment:

8. Please provide an update for the following statement: “…Yao-Teh has purchased liability insurance against injuries caused by accidents occurred on the golf course, property insurance against damages to the properties on the premises and insurance against terrorist attacks for the year ended June 2017…”

Response:

The Company has updated and revised the registration statement in order to address the Staff’s comment. Please see page 22 of Amendment No. 4.

Capitalization, page 37

Comment:

9. Please revise your Capitalization Table to include Due to Shareholders amount as of December 31, 2016.

Response:

The Company has updated the Capitalization Table to include Due to Shareholders amount as of December 31, 2016. Please see page 37 of Amendment No. 4.

Comment:

10. Please explain to us why the actual common shares issued and outstanding have been revised to 40,904,208 as of December 31, 2016, rather than the 340,801 shares reflected in the audited financial statements as of December 31, 2016.

Response:

The Company has updated the Capitalization Table as of June 30, 2017. The actual number of ordinary shares issued and outstanding was 30,672,090 as of June 30, 2017, which reflects a forward stock split at the ratio of 1:90 in the manner of issuing 89 dividend shares to each ordinary shares. There were 340,801 ordinary shares outstanding as of December 31, 2016. Please see page 37 of Amendment No. 4.

Dilution, page 38

Comment:

11. We note that you have revised your net tangible book value as of December 31, 2016 to $-1.70 per share, from $-240.36. Please explain to us how you calculated or determined this amount. In this regard, it appears that the common shares issued and outstanding as of December 31, 2016 are 340,801. Please advise or revise accordingly.

Response:

The Company acknowledges the Staff’s comment and updated the registration statement to address such comment. The Company completed a forward stock split where it issued 89 bonus shares for each ordinary share pursuant to the Company’s board resolution dated June 21, 2017. After the stock split as of June 30, 2017, the number of outstanding shares of the Company was 30,672,090. Please see page 38 of Amendment No. 4 of the updated Dilution Section as of June 30, 2017.

Please see page 38 of Amendment No. 4.

The Licenses and Permits for the Royal Country Club Spa & Resort, page 59

Comment:

12. Please revise to discuss the current status of your various licenses and permits. We note that a significant amount of time has passed since your initial filing and certain referenced periods have lapsed. Please revise this section and the prospectus throughout as applicable.

Response:

The Company has revised the disclosure regarding the licenses and permits throughout Amendment No. 4. Please see page 59 of Amendment No. 4.

Plan of Distribution, page 92

Comment:

13. Please refer to the second paragraph. Please reconcile the offering expiration date with disclosure elsewhere in the filing that the offering will remain open for 120 days from the date of the prospectus.

Response:

The Company believes that Amendment No. 4 has consistent disclosure respecting the duration of the Company’s offering.

Exhibit 5.1

Comment:

14. We note your response to our prior comment 6 and reissue. We note that the legal opinion is in draft form. Please file a complete, dated and signed legal opinion.

Response:

In response to the Staff’s comments, the Company has filed a complete, dated and signed legal opinion to Amendment No. 4 as exhibit 5.1.

Comment:

15. We note your response to our prior comment 7 and reissue. We note that the registration statement also registers an offering by certain selling shareholders. Please have counsel revise the legal opinion to provide the required opinion regarding these shares. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response:

In response to the Staff’s comments, BVI counsel has revised the legal opinion in accordance with Section II.B.2.h of Staff Legal Bulletin No. 19 dated October 14, 2011. The revised opinion is filed in Amendment 4 as Exhibit 5.1.

Comment Letter 2

General

Comment:

1. Please revise the prospectus throughout to more clearly distinguish between the offerings being conducted by the company and the selling shareholders. In all places where you reference “this offering,” please clarify whether you are referring to the offering being conducted by the company, the selling shareholders offering or both. Please clarify the terms and conditions of each offering. For example, please clarify (i) whether the selling shareholder offering has the same termination dates as the company offering and (ii) whether there will be an alternate market for the company’s shares to the extent the company fails to satisfy the minimum offering conditions and the company’s shares are not listed on Nasdaq. Please also add a risk factor discussing risks faced by investors who purchase shares from the selling shareholders versus shares sold by the company such as market and trading risks and risks related to investing in a company which may not raise any funds through its concurrent min-max offering.

Response:

The Company has revised the registration statement to clarify the offering by the Company or by the selling shareholders. The selling shareholders shall sell their ordinary shares through their respective retail brokerage accounts and their offering does not have the same termination date as the Company’s offering. There will not be an alternate market for the Company’s shares if the Company fails to satisfy the minimum offering amount whereby the Company shall not be listed on Nasdaq. In response to the Staff’s comment, the Company added risk factor to disclose such risks faced by investors who purchase shares from the selling shareholders and the Company. Please see page 28 of Amendment No. 4.

Comment:

2. In all places where your disclosure assumes that you will raise the minimum proceeds from the min-max offering, please also provide disclosure assuming that you would not raise the minimum proceeds and therefore would not close on the min-max offering. For example, refer to your disclosure on page 5 that “As a result of such restructuring and provided that we raise the minimum amount of $15,000,000 in this offering, our current assets, as adjusted, would be approximately $14,599,882…” In the alternative, tell us whether the selling shareholders will sell shares only if the minimum from the offering being conducted by the company has been met.

Response:

The Company added the requested disclosure throughout the registration statement. The selling shareholders will not be able to sell their shares until the Company raises the minimum amount from the Company’s offering and the Company’s shares are listed on Nasdaq. When the Company raises an amount exceeding the minimum amount and meets other Nasdaq requirements, the Company’s shares will be traded on Nasdaq. At such time the selling shareholders may start trading their shares. Please see pages 5, 9 and 28 of Amendment No. 4.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel, Jay Kaplowitz, Esq., Cheryll Calaguio, Esq. and Huan Lou, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,
Imperial Garden & Resort, Inc.

By:	/s/ Fun-Ming Lo
Fun-Ming Lo
Chief Executive Officer

Annex A

[Translation of the Original Copy]

Letter from Taiwan Cooperative Bank Jianguo Branch

Address: No. 77 Xinyi Road, Section 3, Taipei City
Contact: Zhenyi Huang
Tel:
Fax:

To: Yao-Teh International Recreation Co., Ltd.

Issue Date: November 1, 2017

Issue Number: HEJIN JIANGUO NO. 1060004247

Document Category: Regular

Confidential Class, Decryption conditions or Confidentiality period: n/a

Exhibit: See below

Subject:	The Branch hereby approves the proposal submitted on October 26, 2017 by Mr. Fun-Ming Lo and Yao-Teh International Recreation Co., Ltd. (“Yao-Teh”) respecting the repayments of Yao-Teh’s loan owed to Taiwan Cooperative Bank. The proposal application is attached herein as Exhibit A.

Statement:	Our decision is made in accordance with proposal as settlement with Yao-Teh submitted on October 26, 2017.

Original copy: Mr. Fun-Ming Lo and Yao-Teh International Recreation Co., Ltd.

Duplicate copy: District Center of the Second District, Bei City

The proposal is approved and issued by the Branch Manager in accordance with the Branch’s responsibility.

Sealed by Sulan Huang, the Branch Manager

Exhibit A

The Applicant, Fun-Ming Lo, was the Representative of Yao-Teh International Recreation Co., Ltd. (hereinafter referred to as “Yao-Teh”). In 1990s, Mr. Fun-Ming Lo on behalf of Yao-Teh borrowed funds from our Branch and acted as a guarantor of such loan. The principal and interest had been repaid accordingly until October 1995 when the principal and interests were not paid in time and the repayment ceased due to various controllable reasons. As of the date herein, the principal amount of the loan is NTD 89,313,959.00 (approximately $2,958,971 U.S. dollars), and the accrued interest together with penalty accrued since October 11, 1995 are unpaid. To show Applicant’s commitment to repay the loan, the Branch accepts the following terms and conditions of restructuring the loan:

I.	The principal amount shall be:

NTD 89,313,959 (approximately $2,958,971 U.S. dollars). The Applicant shall pay NTD 2 million (approximately $66,303 U.S. dollars) on December 15, 2017, and starting from January 1st, 2018, the Applicant shall make the payment on a monthly basis in the amount of NTD 1 million (approximately $33,151) for five consecutive months. Then from June 1st, 2018, the Applicant shall make payments in an amount of NTD 1.5 million (approximately $49,755) on a monthly basis for fifty-five consecutive months except that the last payment shall be made in the amount of NTD 1,313,959 (approximately $43,559). The Applicant shall issue six checks for the monthly payments in advance.

II.	The Accrued Interest and penalty part:

The amount of the accrued interest from October 11, 1995 to October 25, 2017 is reduced to NTD 59,101,371 (approximately $1,956,846 U.S. dollars) from the original amount of NTD 193,064,480 (approximately $6,400,386 U.S. dollars) calculated based on the interest rate of 9.8%. The amount of penalty is reduced to NTD 10,016,622 (approximately $332,251 U.S. dollars) from the original amount of NTD 32,720,964 (approximately $1,083,391 U.S. dollars) based on the interest rate of 1.96%. The total amount of the accrued interest and penalty is reduced to NTD 69,117,993 (approximately $2,292,643 U.S. dollars).

III.	Before the Applicant makes all the payments, if the Yao-Teh has enough cash to pay the total outstanding balance in one time, Yao-Teh may renegotiate with the Taiwan Cooperative Bank about the terms of the repayment of such balance.

When the terms stated herein are approved, the Applicant shall comply with the terms immediately. If the repayments are not made in accordance with this application letter, the Applicant is sued or forced to pay its liabilities to other creditors, or declared bankruptcy by a third party, the Applicant shall immediately lose the benefits brought by this application letter, all the outstanding loan shall be deemed due and the Branch may immediately demand repayments in accordance with the terms of the original loan contract.

The Applicant acknowledges that all the contracts relating to the original loan with the Branch remain effective before the outstanding balance of this restructured loan is fully repaid.

Taiwan Cooperative Bank	Signed and sealed

Applicant (and Guarantor): Yao-Teh International Recreation Co., Ltd.
Representative: Fun-Ming Lo
Unified number: 22954579
Address: No. 106 Zhouzi St., 4th Floor, Neihu District, Taipei City
Tel: 26582502

Republic of China October 26, 2017